Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile to Showcase PTT Solutions at EMS World Expo September 9 - 13

Visit Booth 3017 in the West Hall of the Las Vegas Convention Center to Experience Siyata’s Critical Communications Solutions

Vancouver, BC – September 9, 2024 – Siyata Mobile Inc. (NASDAQ: SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, announced today that it will attend and exhibit at EMS World Expo. The Expo is being held September 9-13, 2024 at the Las Vegas Convention Center in Las Vegas.

The Siyata Mobile EMS booth (#3017) will feature the Company’s SD7 handsets and related accessories that equip EMS agencies and community first responders with secure and reliable communications.

EMS World Expo has developed into the leading education event for emergency medical service providers worldwide. This is where renowned leaders and educators in EMS gather each year to discuss evolving treatment strategies, share technological breakthroughs and explore procedures that can advance the lives of patients everywhere. To learn more, visit https://www.hmpglobalevents.com/emsworldexpo.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA", and our public warrants trade on the Nasdaq under the symbol "SYTAW".

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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